Exhibit k.2

SERVICES AGREEMENT

THIS SERVICES AGREEMENT (the “Agreement”) is made as of June 5, 2014, between Blue River Partners, LLC, a Texas limited liability company (together with any affiliates or successor(s) in interest, “Blue River”), and Forefront Capital Advisors, LLC and Forefront Income Trust (together with any affiliates or successor(s) in interest, either individual or entity, the “Client”).

WHEREAS, Blue River is in the business of providing certain compliance, accounting and administrative consulting services;

WHEREAS, Client and its affiliates provide investment advisory and/or asset management services to clients, customers, funds, investment vehicles and/or other accounts (collectively, “Client Accounts”); and

WHEREAS, Client desires to retain Blue River to perform certain regulatory, compliance, and administrative services and wishes to enter into this Agreement in order to set forth the terms and conditions upon which Blue River will render and implement the services specified herein;

NOW THEREFORE, in consideration of the premises and mutual covenants contained herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.	Duties of Blue River.

(a)	From and after the date of this Agreement, Blue River agrees to provide to Client the services (the “Services”) set forth in Appendix A hereto, as amended from time to time, upon the terms and conditions hereinafter set forth.

(b)	Blue River undertakes to comply in all material respects with any laws, rules and regulations of governmental authorities having jurisdiction with respect to the Services provided by Blue River hereunder.

(c)	If in the course of performing its duties under this Agreement, Blue River determines, on the basis of information supplied to Blue River by Client or its authorized agents or otherwise, that a violation of applicable law has occurred or that, to its knowledge, a possible violation of applicable law may have occurred or, with the passage of time, would occur, Blue River shall promptly notify Client.

(d)	Blue River shall promptly notify Client of matters that may materially adversely affect the performance by Blue River of the Services.

(e)	Blue River may employ or associate itself with such person or persons or organizations as Blue River believes to be desirable in the performance of its duties hereunder; provided that, in such event, the compensation of such person or persons or organizations shall be paid by, and be the sole responsibility of, Blue River, and Client shall bear no cost or obligation with respect thereto; and provided further that Blue River shall not be relieved of any of its obligations under this Agreement in such event and shall be responsible for all acts of any such person or persons or organizations taken in furtherance of this Agreement to the same extent it would be for its own acts.

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(f)	To the extent that Blue River shall maintain books and records, whether created or received by it, on behalf of Client in the performance of the Services, including electronic books and records, Blue River acknowledges that such books and records are the property of Client. Upon request of Client, Blue River shall provide copies of any such books and records to Client, including electronically readable or computer disk copies of any such books and records which are kept in such format. Client shall have the right to inspect such books and records during Blue River’s normal business hours upon reasonable notice, or at such other times as may be necessary. All such books and records shall be preserved by Blue River for a period of at least six (6) years unless they are delivered to duly appointed successors to Blue River or to Client upon termination of this Agreement. Blue River will deliver such books and records (including in electronically readable or computer disk format) to Client promptly upon reasonable request or upon termination of this Agreement.

2.	Duties of Client. Client shall furnish Blue River with any and all instructions, explanations, information, specifications and documentation deemed reasonably necessary by Blue River in the performance of the Services, and shall give Blue River prompt notice of any changes thereto. Client shall give timely instructions to Blue River in regard to matters affecting the performance of the Services. Such instructions may be in writing, signed by an authorized person of Client, or may be sent via e-mail or fax or by such other means as may be agreed upon from time to time by Blue River and Client (including, without limitation, oral instructions). All oral instructions, to the extent permitted, shall be promptly confirmed in writing. Client shall certify to Blue River in writing the names and specimen signatures of persons authorized to give instructions hereunder. Blue River shall be entitled to rely upon the identity and authority of such persons until it receives written notice from Client to the contrary. Blue River shall be entitled to rely fully on the accuracy and validity of any and all instructions, explanations, information, specifications and documentation furnished to it by Client and shall have no duty or obligation to review the accuracy, validity or propriety of such instructions, explanations, information, specifications or documentation.

3.	Advice of Counsel. Blue River may, with respect to questions of law, request and obtain the advice and opinion of counsel to Client upon obtaining Client’s consent and shall be entitled to rely on the advice or opinion of such counsel. If Client has consented to the request, it shall instruct its counsel to provide the requested advice or opinion of counsel. The costs of any such advice or opinion shall be borne by Client if Client has consented for Blue River to obtain advice of counsel on a specific matter.

4.	Compensation; Expenses.

(a)	In consideration for the services to be performed hereunder by Blue River, Client shall pay Blue River the fees listed in Appendix B hereto.

(b)	Blue River will bear all expenses incurred by it in connection with the performance of its services under this Agreement and all related agreements, except as otherwise provided herein. Client shall be responsible for any out-of-pocket expenses incurred by Blue River on behalf of Client (e.g. any filing fees with governmental authorities, expenses incurred in taking actions on Client’s behalf such as travel, postage, courier, or similar expenses).

(c)	On the first business day of each month, Blue River shall forward to Client an itemized statement of all out-of-pocket expenses incurred by Blue River on behalf of Client in respect of the prior month. Such expenses shall be due and payable by Client to Blue River within twenty (20) business days following receipt of the itemized statement.

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(d)	The fees and other amounts payable by Client to Blue River under this Agreement do not include any Taxes of any jurisdiction that may be assessed or imposed upon the Services provided by Blue River under this Agreement or otherwise assessed or imposed in connection with the transactions contemplated by this Agreement, including sales, use, excise, value added, personal property, export, import and withholding taxes, excluding only Taxes based upon Blue River’s profits, revenue or income. Client shall directly pay any such Taxes assessed against it, and Client shall promptly reimburse Blue River for any such Taxes payable or collectable by Blue River. For purposes of this Agreement, “Taxes” mean any applicable taxes, withholding taxes, levies, duties, VAT, transaction fees, currency exchange fees, transfer pricing costs and other similar taxes, assessments, fees or charges imposed by a governmental body. Invoices for Services provided by Blue River shall clearly identify any such taxes that are in addition to the amount invoiced for Services.

5.	Services Not Exclusive. The Services provided by Blue River hereunder are not exclusive. Blue River and its affiliates currently render and may render compliance, accounting and administrative consulting services, as well as provide other services, to other clients during the term of this Agreement, and such services may be the same or different or may rely on the same or different methods or processes as are utilized in the performance of the Services hereunder. Client may engage other consultants and service providers that may provide the same or similar services provided by Blue River.

6.	Confidentiality.

(a)	Blue River agrees to keep confidential all accounting, customer, trading and other information, business records, business practices, financial data, procedures and policies, security protocols, agreements and transactions of or relating to the Client and its affiliates (“Client Confidential Information”). For the avoidance of doubt, Client Confidential Information includes information regarding Client Accounts and investors in such Client Accounts, market positions, trade data, investments, portfolio holdings, trading strategies, and other proprietary and confidential information of Client and its affiliates. Blue River agrees that it shall: (i) maintain the confidentiality of Client Confidential Information; (ii) appropriately instruct employees and other authorized persons who may be accorded access to Client Confidential Information by Blue River; and (iii) not use or process Client Confidential Information for any purpose other than in fulfillment of its obligations under this Agreement. Blue River further represents that each of its officers, employees, directors, consultants and agents is aware of Blue River’s obligations pursuant to this Section 6 and is subject to an obligation of confidentiality with respect to the Client Confidential Information. Blue River shall notify Client of any unauthorized release or access of Client Confidential Information. Notwithstanding the foregoing, Blue River may disclose Client Confidential Information (A) to service providers of Blue River who have a need to access such information in order to provide services to Blue River and who have agreed to confidentiality terms similar to those set forth in this Section 6(a), (B) in consultation with Client to the extent permitted under law, if required or requested to so by any regulatory authority having jurisdiction over Client or Blue River or (C) to the extent required to do so by judicial or administrative process or by applicable law or regulation.

(b)	Client acknowledges that the advice, information and documentation provided or prepared by Blue River in the performance of the Services may be proprietary to Blue River. Client agrees to keep confidential all advice, information and documentation

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provided or prepared by Blue River (“Blue River Confidential Information”). For the avoidance of doubt, Blue River Confidential Information includes advice, information, documentation, templates, intellectual property, inventions, discoveries, patentable or copyrightable matters, business strategies and operations, business records, relationships, know-how, formulas, analyses, compilations of information, devices, data bases, computer programs, screen formats, report formats, interactive design techniques, concepts, expertise, and methods and processes of doing business. Client agrees that it shall: (i) maintain the confidentiality of Blue River Confidential Information; (ii) appropriately instruct employees and other authorized persons who may be accorded access to Blue River Confidential Information by Client; and (iii) not reproduce, use or process or disseminate or disclose to any third party Blue River Confidential Information for any purpose other than in fulfillment of its obligations under this Agreement. Client further represents that each of its officers, employees, directors, consultants and agents is aware of Client’s obligations pursuant to this Section 6 and is subject to an obligation of confidentiality with respect to the Blue River Confidential Information. Client shall notify Blue River of any unauthorized release or access of Blue River Confidential Information. Notwithstanding the foregoing, Client may disclose Blue River Confidential Information (A) to service providers of Client who have a need to access such information in order to provide services to Client and who have agreed to confidentiality terms similar to those set forth in this Section 6(b) or are otherwise subject to duties of confidentiality (e.g. legal counsel), (B) in consultation with Blue River to the extent permitted under law, if required or requested to so by any regulatory authority having jurisdiction over Client or Blue River or (C) to the extent required to do so by judicial or administrative process or by applicable law or regulation.

(c)	Blue River shall implement and maintain technical, organizational and physical measures intended to protect Confidential Information against anticipated threats or hazards to such information, including accidental or unauthorized disclosure, access, damage, destruction, alteration or loss, and other forms of unlawful processing. Such measures shall be effective to comply with all laws and regulations applicable to Client. If Blue River becomes aware of any actual or suspected unauthorized use of or access to Confidential Information (an “Incident”), Blue River will take appropriate actions to contain and mitigate the Incident, including notification to Client as soon as possible, but at most within twenty-four (24) hours of learning of the Incident (subject to any delay requested by an appropriate law enforcement agency), to enable Client to expeditiously implement its response program. Upon request of Client, Blue River will cooperate with Client to investigate the nature and scope of any Incident and to take appropriate actions to mitigate, remediate and otherwise respond to the Incident or associated risks. Without limiting the foregoing, Client shall make the final decision on whether and how to notify any relevant clients, customers, investors, prospective investors, employees, consumers, the general public and/or other affected persons of any such Incidents, subject to applicable law. If Client requests, Blue River shall promptly make available to Client a senior executive of Blue River who is familiar with the circumstances of such Incident.

(d)	Client shall maintain the confidentiality of the fee arrangements set forth in this Agreement.

(e)	The obligations of the parties hereto pursuant to this Section 6 shall survive termination of this Agreement.

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7.	Ownership of Blue River Intellectual Property. Blue River shall retain title to and ownership of any and all documentation, templates, intellectual property, inventions, discoveries, patentable or copyrightable matters, business strategies and operations, business records, relationships, know-how, formulas, analyses, compilations of information, devices, data bases, computer programs, screen formats, report formats, interactive design techniques, concepts, expertise, and methods and processes of doing business, derivative works, inventions, discoveries, patentable or copyrightable matters, concepts, expertise, patents, copyrights, trade secrets and other related legal rights utilized by Blue River in connection with the provision of the Services by Blue River.

8.	Independent Contractor.

(a)	Blue River shall for all purposes be deemed to be an independent contractor and shall, except as otherwise expressly authorized in this Agreement, have no authority to act for or represent Client in any way. Nothing herein shall be construed to constitute Blue River as the agent or employee of Client or Client as the agent or employee of Blue River, and neither party shall make any representation to the contrary. Employees and officers of Blue River will not be employees or officers of Client or its affiliates.

(b)	It is understood that Blue River is not acting as a fiduciary of any person, including Client Accounts or investors in Client Accounts, and shall have no duties or liability to the current or future shareholders of Client or its affiliates, any Client Account or any current or future investor in any Client Account or any other third party in connection with its engagement hereunder, all of which are hereby expressly waived.

9.	Nature of Services.

(a)	Client acknowledges that the Services provided by Blue River hereunder do not include any investment management or advisory services or advice as to the value of securities or regarding the advisability of purchasing or selling any securities for any Client Account. No provision of this Agreement shall be considered as creating, nor shall any provision create, any obligation on the part of Blue River, and Blue River is not hereby agreeing, to (i) provide investment advisory, sub-advisory or management services to any Client Account, (ii) furnish any advice or make any recommendations regarding the purchase or sale of securities or other instruments or (iii) render any opinions, valuations or recommendations of any kind with respect to securities or other instruments or to perform any such similar services in connection with providing the Services hereunder.

(b)	The Services provided by Blue River hereunder shall consist of advice and consulting services. All non-ministerial actions taken pursuant to the advice provided by Blue River shall be subject to the overall direction and control of Client and all responsibility for such actions shall remain vested in Client at all times.

(c)	Client acknowledges that Blue River is not rendering and will not render, and the Services provided by Blue River hereunder do not and will not include, any tax advice. Client will rely solely on the advice of its own tax advisors. Any discussion by Blue River of any tax matters in the course of, or in connection with, the provision of the Services is not intended or written to be used, and cannot be used, by any person for the purpose of (i) avoiding tax-related penalties under the Internal Revenue Code or applicable state or local tax law provisions or (ii) promoting, marketing or recommending to another party any tax-related matters.

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(d)	Client acknowledges that Blue River is not a public accounting or auditing firm, is not a fiduciary of a public accounting or auditing firm, and does not provide, and the Services provided by Blue River hereunder do not include, any public accounting or auditing services or advice.

(e)	Client acknowledges that Blue River is not a law firm and is not engaged in rendering, and the Services provided by Blue River hereunder do not include, any legal services or legal advice. Nothing in this Agreement shall be deemed to appoint Blue River and its officers, directors and employees as Client’s attorneys, form attorney-client relationships or require the provision of legal advice. Client acknowledges that in-house attorneys of Blue River exclusively represent Blue River and Client may not rely on Blue River attorneys. Because no attorney-client relationship exists between in-house Blue River attorneys and Client, any information provided to Blue River attorneys may not be privileged and may be subject to compulsory disclosure under certain circumstances in which case Blue River shall provide Client prior notice of any such disclosure and cooperate fully with Client should Client desire to defend against such disclosure.

(f)	Client shall be responsible for appointing its own Anti-Money Laundering Reporting Officer (if required to do so) and under no circumstances shall Blue River, its affiliates, or any of its employees, officers or directors, be responsible or liable for the Client’s compliance with any anti-money laundering laws and regulations of any jurisdiction in which Client operates.

(g)	Client shall be responsible for appointing its own Chief Compliance Officer (if required to do so). Blue River, its affiliates, or any of its employees, officers or directors, shall have no responsibility to review, monitor or otherwise ensure compliance by Client with all applicable requirements of any laws, rules and regulations of governmental authorities having jurisdiction over Client, including, for the avoidance of doubt, U.S. securities laws and regulations. Further, Client shall be solely responsible as to compliance by Client with all applicable requirements of any laws, rules and regulations of governmental authorities having jurisdiction over Client, including, for the avoidance of doubt, U.S. securities laws and regulations.

10.	Liabilities.

(a)	Blue River shall at all times exercise reasonable care and diligence and act in good faith in the performance of its duties hereunder, provided, however, that Blue River shall assume no responsibility and shall be without liability for any loss, liability, claim or expense suffered or incurred by Client (including attorney’s fees and disbursements) except to the extent caused by recklessness, Gross Negligence or Willful Misconduct by Blue River or by material breach of this Agreement by Blue River. Blue River shall be responsible for the performance of only such duties as are set forth in this Agreement and shall have no responsibility for the actions or activities of any other party, including other service providers to Client or its affiliates. For purposes of this Agreement, “Gross Negligence” means an act or failure to act which deviates from a reasonable course of conduct and which evinces a serious or substantial disregard of, or indifference to, the harmful consequences thereof, and “Willful Misconduct” means an intentional act or failure to act with intentional disregard of the harm that could result thereof.

(b)	Without in any way limiting the generality of the foregoing, Blue River shall in no event be liable for, nor shall it be considered a breach by Blue River of this Agreement with respect to, any loss or damage arising from causes beyond its reasonable control,

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including, without limitation, delay or cessation of Services hereunder or any damages to Client resulting therefrom as a result of any work stoppage, power or other mechanical failure, computer virus, natural disaster, change in law or regulation or other governmental action, communications disruption (including the Internet or other networked environment), act of terrorism, fire, public health crisis, or other cause, whether similar or dissimilar to any of the foregoing, in the case of each of the foregoing, which was not within Blue River’s reasonable control (“Force Majeure Events”), except to the extent that Blue River shall fail to establish and implement its disaster recovery and business continuity plan and maintain appropriate back-up and disaster recovery facilities as set forth below. Blue River represents that it has established and shall maintain a disaster recovery and business continuity plan and appropriate back-up and disaster recovery facilities. In the event of a Force Majeure Event, Blue River shall implement its disaster recovery and business continuity plan and use all commercially reasonable efforts to minimize service interruptions.

(c)	BLUE RIVER SHALL NOT BE LIABLE FOR ANY SPECIAL, INDIRECT, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES OF ANY KIND OR NATURE (INCLUDING, WITHOUT LIMITATION, RELATED ATTORNEYS’ FEES), WHETHER SUCH LIABILITY IS ASSERTED ON THE BASIS OF CONTRACT, TORT OR OTHERWISE, WHETHER OR NOT FORESEEABLE, EVEN IF BLUE RIVER HAS BEEN ADVISED OR WAS AWARE OF THE POSSIBILITY OF SUCH DAMAGES.

(d)	Blue River is authorized and instructed to rely upon the information it receives from Client or its affiliates or any third party agent authorized by Client to provide such information to Blue River. Client, its affiliates and any third party agents from which Blue River shall receive or obtain certain records, reports and other data related to the Services provided hereunder, are solely responsible for the contents of such information, including, without limitation, the accuracy thereof. Blue River has no responsibility to review, confirm or otherwise assume any duty with respect to the accuracy or completeness of any such information and shall be without liability for any loss or damage suffered by Client as a result of Blue River’s reliance on and utilization of such information. Blue River shall have no responsibility and shall be without liability for any loss or damage caused by the failure of Client, its affiliates or any third party agent to provide it with the information required.

(e)	Blue River shall have no liability for non-compliance by Client with all applicable requirements of any laws, rules and regulations of governmental authorities having jurisdiction over Client, including, for the avoidance of doubt, U.S. securities laws and regulations.

11.	Representations and Warranties.

(a)	Client represents to Blue River as follows:

(i)	Client has full power and authority and is permitted by applicable law to enter into this Agreement and to conduct its business as described in this Agreement.

(ii)	The performance by Client of its obligations under this Agreement will not conflict with, violate the terms of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement, management or advisory agreement, or other agreement or instrument to which Client is a party or by which Client is

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bound or to which any of the property or assets of Client is subject, or any order, rule, law, regulation, or other legal requirement applicable to Client or to the property or assets of Client.

(iii)	Client has complied and will continue to comply with all laws, rules, and regulations having application to its business, properties and assets, the violation of which would be reasonably likely to materially adversely affect Client’s and Blue River’s performance of their obligations under this Agreement.

(iv)	Client is duly organized and validly existing under the laws of the relevant jurisdiction and is in good standing and qualified to do business in each jurisdiction in which the nature or conduct of its business requires such qualification.

(v)	Client has completed, obtained and performed, and will maintain in full force and effect during the term of this Agreement, all registrations, filings, approvals, authorizations, consents, licenses or examinations required by any government, governmental authority or other regulatory agency necessary to conduct its business as described in this Agreement. The parties acknowledge that as of the date hereof Client is not a registered investment adviser with the State of Texas or the U.S. Securities and Exchange Commission and that Client intends to register with the applicable authority prior to any requirement for it to be so registered.

(vi)	There is no administrative, civil or criminal proceeding pending or, to Client’s knowledge, threatened against Client that is reasonably likely to have a material adverse effect on Client’s or Blue River’s business or financial condition or its ability to perform its obligations under this Agreement.

The foregoing representations and warranties shall be continuing during the term of this Agreement and if at any time Client shall become aware of the occurrence of any event which could make any of the foregoing materially incomplete or inaccurate, Client shall promptly notify Blue River of the occurrence of such event.

(b)	Blue River hereby represents and warrants to Client as follows:

(i)	Blue River has full power and authority and is permitted by applicable law to enter into and carry out its obligations under this Agreement and to own its properties and conduct its business as described in this Agreement.

(ii)	The performance by Blue River of its obligations under this Agreement will not conflict with, violate the terms of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement, or other agreement or instrument to which Blue River is a party or by which it is bound or to which any of the property or assets of Blue River is subject, or any order, rule, law, regulation, or other legal requirement applicable to Blue River or to the property or assets of Blue River.

(iii)	Blue River has complied and will continue to comply with all laws, rules, and regulations having application to its business, properties, and assets, the violation of which could materially adversely affect Blue River’s performance of its obligations under this Agreement. Blue River has completed, obtained and

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performed all registrations, filings, licenses, approvals, and authorizations, consents or examinations required by any government or governmental authority to which Blue River is subject, to perform the activities contemplated by this Agreement and will maintain the same in effect for so long as this Agreement remains in effect.

(iv)	Blue River is duly organized and validly existing under the laws of the state of Texas and is in good standing and qualified to do business in each jurisdiction in which the nature or conduct of its business requires such qualification.

(v)	There is no administrative, civil or criminal proceeding pending or threatened against Blue River that is reasonably likely to have a material adverse effect on Blue River’s business or financial condition or its ability to perform its obligations under this Agreement.

The foregoing representations and warranties shall be continuing during the term of this Agreement and if at any time Blue River shall become aware of the occurrence of any event which could make any of the foregoing materially incomplete or inaccurate, Blue River shall promptly notify Client of the occurrence of such event.

(c)	BLUE RIVER MAKES NO REPRESENTATIONS OR WARRANTIES, NOR SHALL BLUE RIVER HAVE ANY LIABILITY, WITH RESPECT TO ANY THIRD PARTY PRODUCTS OR SERVICES.

(d)	EXCEPT AS PROVIDED IN THIS AGREEMENT, (I) THE REPRESENTATIONS AND WARRANTIES MADE BY BLUE RIVER IN THIS AGREEMENT, AND THE OBLIGATIONS OF BLUE RIVER UNDER THIS AGREEMENT, RUN ONLY TO CLIENT AND NOT ITS AFFILIATES, CLIENT ACCOUNTS, INVESTORS IN ANY CLIENT ACCOUNTS OR ANY OTHER PERSONS AND (II) UNDER NO CIRCUMSTANCES SHALL ANY AFFILIATE, CLIENT ACCOUNT, INVESTOR IN ANY CLIENT ACCOUNT OR ANY OTHER PERSON BE CONSIDERED A THIRD PARTY BENEFICIARY OF THIS AGREEMENT OR OTHERWISE ENTITLED TO ANY RIGHTS OR REMEDIES UNDER THIS AGREEMENT.

12.	Indemnification.

(a)	Client shall indemnify, hold harmless and defend Blue River from and against any loss, liability, claim or expense (including reasonable attorneys’ fees and disbursements) suffered or incurred by Blue River in connection with the performance of its duties hereunder, including, without limitation, any liability or expense suffered or incurred as a result of (i) the acts or omissions of Client, its affiliates or any third party agent whose data or services Client must rely upon in performing its duties hereunder or as a result of acting upon any instructions reasonably believed by Blue River to have been duly authorized by Client, (ii) violations by Client or its affiliates of applicable law or (iii) material breach of this Agreement by Client; provided, however, that such indemnity shall not apply to any liability or expense to the extent caused by Blue River’s recklessness, Gross Negligence or Willful Misconduct in the performance of its duties hereunder or by Blue River’s material breach of this Agreement.

(b)	Blue River shall indemnify, hold harmless and defend Client from and against any loss, liability, claim or expense (including reasonable attorneys’ fees and disbursements) arising from, or in connection, with Blue River’s material breach of this Agreement or

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Blue River’s recklessness, Gross Negligence or Willful Misconduct in the performance of its duties hereunder

(c)	The indemnification obligations of this Section 12 shall survive termination of this Agreement.

13.	Non-Solicitation.

(a)	During the term of this Agreement, and for a period of twelve (12) months after the expiration or termination hereof, Client and its affiliates shall not, directly or indirectly, either for themselves or on behalf of any other firm, person or entity, solicit to employ, employ or retain as a consultant or independent contractor, any person who during the preceding twelve (12) month period was known by Client or its affiliates to be in the employment of Blue River or its affiliates.

(b)	During the term of this Agreement, and for a period of twelve (12) months after the expiration or termination hereof, Blue River and its affiliates shall not, directly or indirectly, either for itself or on behalf of any other firm, person or entity, solicit to employ, employ or retain as a consultant or independent contractor, any person who during the preceding twelve (12) month period was known by Blue River or its affiliates to be in the employment of Client or its affiliates.

(c)	Blue River and Client acknowledge and agree that, due to the uniqueness of the services to be provided by, and access of, their respective employees, and the confidential nature of the information such employees will possess, the covenants set forth herein are reasonable and necessary for the protection of their business and goodwill. Blue River and Client expressly acknowledge the importance to each of them of the covenants set forth in this Section 13, and recognize that each of them would not enter into this Agreement and/or would not permit the access to its services, records or confidential information without the other’s consent hereto.

(d)	The obligations of this Section 13 shall survive termination of this Agreement.

14.	Term. This Agreement shall commence on date hereof and shall continue in full force and effect (i) with respect to the initial services referenced in Appendix A until the completion of such projects and (ii) with respect to the ongoing compliance and operations services listed in Appendix A for a period of one (1) year (the “Initial Term”) and thereafter shall be automatically extended for successive one (1) year terms (each, a “Renewal Term”), provided, however, that either party may terminate this Agreement pursuant to Section 15 below.

15.	Termination.

(a)	This Agreement shall be terminated as follows:

(i)	Upon at least thirty (30) days’ written notice from one party hereto to the other party; or

(ii)	by Client, immediately upon written notice to Blue River, if: (1) Blue River commits any material breach of its obligations under this Agreement and shall fail, within fifteen (15) days of receipt of notice served by Client requiring it to cure such breach, to cure such breach; or (2) Blue River becomes insolvent, goes

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into liquidation, bankruptcy or insolvency or if a receiver is appointed over any of the assets of Blue River; or

(iii)	by Blue River, immediately upon written notice to Client, if: (1) Client commits any material breach of its obligations under this Agreement; (2) Client is in material breach of its representations or warranties under this Agreement; (3) Client or its affiliates engage in activity or conduct which Blue River reasonably believes to be in violation of applicable law; (4) Client fails to provide necessary instructions, explanations, information, specifications and documentation deemed reasonably necessary by Blue River in the performance of the Services, including, without limitation, information related to investment activity on behalf of Client Accounts, on an ongoing basis; (5) Client refuses to follow advice provided by Blue River with respect to accounting and/or compliance matters relating to Client Accounts, on an ongoing basis; or (6) Client becomes insolvent, goes into liquidation, bankruptcy or insolvency or if a receiver is appointed over any of the assets of Client.

(b)	In the event of a termination of this Agreement, Blue River agrees to (i) use reasonable good faith efforts to assist Client and any successor service provider(s) appointed by Client in connection with the related transition to the new service provider(s) and (ii) return to Client any Confidential Information.

16.	Assignment. This Agreement shall bind, benefit and be enforceable by and against Blue River and Client and, to the extent permitted hereby, each of their respective successors and assigns. Neither party hereto shall assign this Agreement or any of its rights hereunder without the other’s prior written consent.

17.	Governing Law. Blue River and Client hereby agree that this Agreement shall be deemed to have been made under and shall be governed by and construed in accordance with the laws of the United States of America and the State of New york. Blue River and Client further agree that any legal action or proceeding with respect to this Agreement may be brought in the United States District COURTS IN THE STATE of new york or in the courts of the State of new york, as Blue River and Client, as the case may be, may elect, and, by the execution and delivery of this Agreement, each of Blue River and Client hereby irrevocably and unconditionally accepts with regard to any such action or proceeding the jurisdiction of the aforesaid courts.

18.	Amendment; Waiver. This Agreement shall not be amended except by a writing signed by the parties hereto. No waiver of any provision of this Agreement shall be implied from any course of dealing between the parties or from any failure by either party to assert its or his rights hereunder on any occasion or series of occasions.

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19.	Notices. All notices or other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, or if sent by U.S. First Class mail, postage pre-paid, or by facsimile, addressed as follows (or such other addresses as to which notice is given):

To Blue River:

Michael Minces

Blue River Partners, LLC

1909 Woodall Rodgers, Suite 560

Dallas, Texas 75201

Phone: 214-736-7176

Email: minces@blueriverpartnersllc.com

To Client:

David Wasitowski

Forefront Capital Advisors, LLC

590 Madison Ave 34th Floor

New York, NY 10022

Phone: 212-607-8140

Email: dwasitowski@forefrontgroup.com

20.	Miscellaneous.

(a)	Entire Agreement. This Agreement and the Appendices hereto constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede any prior agreement or understanding between them with respect to such subject matter

(b)	Headings; Use of Terms. Headings to sections and subsections in this Agreement are for the convenience of the parties only and are not intended to be a part of or to affect the meaning or interpretation hereof. Use of the term “including” in this Agreement means “including without limitation.” References to “Agreement” herein include the Appendices hereto.

(c)	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(d)	Severability. If any provision of this Agreement, or the application of such provision to any person or circumstance, shall be held invalid, the remainder of this Agreement or the application of such provision to other persons or circumstances shall not be affected thereby.

(e)	No Partnership or Joint Venture. Nothing contained herein shall be construed as to constitute a partnership or joint venture between the parties hereto or authorize either party to represent the other or to contract any liability whatsoever on behalf of the other party.

(f)	No Third Party Beneficiaries. Except as expressly stated herein, this Agreement is not intended to benefit, and shall not convey any rights to persons other than the parties hereto.

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[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date and year first above written.

Blue River Partners, LLC

By:	/s/ Michael Minces
Name:	Michael Minces
Title:	General Counsel

Forefront Capital Advisors, LLC

Forefront Income Trust

By:	/s/ David Wasitowski
Name:	David Wasitowski
Title:	President & COO

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Appendix A

Services

Initial Services:

-	Prepare Board books for initial Board meeting
-	Assist with preparation of 15c materials
-	Draft/Revise Fund and Adviser compliance manuals
-	Employee compliance training

Advisers Act Compliance:

In connection with supporting Client’s ongoing compliance needs, Blue River will create a quarterly testing regime based on the Client’s tailored policies and procedures. In addition, Blue River will maintain on behalf of the Client internal informational tracking templates to be used in connection with the ongoing quarterly testing. A testing report will be generated once a quarter and will include any findings resulting from the testing, including adjustments to the compliance program relating to new regulation and/or changes in the Client structure or advisory services. Blue River will review each report with Client’s Chief Compliance Officer to determine appropriate remedial actions (if any) or necessary adjustments to the compliance program.

In addition to conducting the quarterly testing, Blue River will address any day-to-day compliance issues or questions. In connection therewith, Client and its employees will have access to Blue River Online, a web-based extranet portal that is customized to Client specific compliance needs. All employee personal trade clearing will be automated through Blue River Online, which provides automatic daily personal trade reconciliations in a confidential environment (no requirement to have employee trading records sent through the mail).

Below is a representative list of policies and substantive compliance areas for which Blue River will provide outsourced services pursuant to this Agreement.

-	Use of Blue River resources for daily legal and compliance issues and inquiries
-	Personal trade clearing and Adviser code of ethics
-	Management of non-public information and restricted list (as applicable)
-	Distribution of client regulatory communications (privacy policy, 5130/5131 certifications, ADV Brochures)
-	Advise and assist with maintenance of required record keeping
-	Assist with ongoing securities filings, as needed (13F Reports, Schedules 13D/G, Form 13H, Forms 3/4/5, Hart Scott Rodino, etc.).
-	Maintain proxy voting records
-	Best execution review
-	Soft dollar budgeting and administration
-	Review marketing materials, performance reports and investor letters
-	Work with administrator to complete ongoing Blue Sky filings
-	Maintenance of employee political contribution pre-clearance (Pay-to-Play rules)
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-	Maintain crucial information logs relating to policy breaches, investor complaints and regulatory inquiries
-	Assistance in developing disaster recovery and business continuity plans
-	Review of solicitation arrangements
-	Ongoing employee compliance training
-	Quarterly compliance forensic testing and reporting
-	Compliance manual and testing program updates relating to regulatory changes
-	Coordinate annual employee certifications and reports (securities holdings reports, disciplinary certifications, outside business activities, etc.)
-	Annual compliance review pursuant to Advisers Act Rule 206(4)-7
-	Annual and periodic updates to ADV 1 and Part 2A Brochures and Part 2B Brochure Supplements
-	Participate in regulatory inquiries and examinations

40 Act Mutual Fund Compliance Services:

-	Coordinate preparation of materials for board meetings
o	Regulatory updates
o	Quarterly compliance reviews
o	Best execution analysis
o	Performance comparisons
o	Other board requested reports
-	Conduct annual 38a-1 compliance review of Fund, Advisor and service providers
-	Prepare for and coordinate annual shareholder meeting
-	Review/Approve Fund marketing material and coordinate with Fund distributor to have materials filed with FINRA
-	Coordinate with attorneys and transfer agent on preparation and distribution of proxy materials
-	Coordinate with attorneys regarding periodic prospectus/registration statement updates
-	Review/Approve 19a-1 filings relating to Fund distributions
-	Review/Approve annual N-PX filing
-	Review/Approve selling agreements with new brokerage firms
-	Implement 18f-3 plan in connection with issuance of new Fund series of shares (as needed)
-	Review and approve administrator prepared daily, monthly and quarterly compliance reports
-	Administer Fund code of ethics (employee personal trading)
-	Administer Fund 17a-7 procedure relating to cross-trades (as needed)
-	Compliance manual updates
-	Administer Fund/Advisor gift and entertainment policy
-	Administer Fund business continuity program
-	Monitor service provider compliance policy updates
-	Fund recordkeeping
-	Coordinate any regulatory reviews/audits
-	Employee compliance training

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Appendix B

Fee Schedule

Initial Services $25,000

&7,500 of the fees will be invoiced and payable upon execution of this agreement. An additional $7,500 of the fees will be invoiced and payable 60 days after the execution and $10,000 120 days after the execution of this agreement.

40 Act Mutual Fund Compliance Services: $12,500 per month

Fees will be invoiced and payable at the beginning of each month.

Outstanding fees:

Client agrees to pay $12,500 of outstanding fees upon execution of the agreement and $5,000 at the end of each of the subsequent 5 quarters.

Other services requested by Client that are outside the scope of this agreement will be invoiced at the following hourly rates:

Partner	$300/hour
Managing Director	$250/hour
Director	$200/hour
Associate	$125/hour

Hourly fees will be invoiced and payable at the beginning of each month for hours incurred the previous month.

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NOTE – This pricing is based on the services as detailed in Appendix A and is subject to change based on new filing requirements as the result of regulatory changes or updates in the regulatory jurisdiction of Client. Blue River and Client agree to negotiate in good faith adjustments to pricing for such changes and updates.

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